UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

 November
, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

1	Partial Early Repurchase 1 October 2008
2	Partial Early Repurchase - Amendment 2 October 2008
3	Holding(s) in Company 2 October 2008
4	Publication of Prospectus 2 October 2008
5	FRN Variable Rate Fix 3 October 2008
6	Director/PDMR Shareholding 6 October 2008
7	London Investor Conference 7 October 2008
8	Director/PDMR Shareholding 9 October 2008
9	Full Early Repurchase 10 October 2008
10	Partial Early Repurchase 10 October 2008
11	FRN Variable Rate Fix 13 October 2008
12	Director/PDMR Shareholding 14 October 2008
13	Director/PDMR Shareholding 16 October 2008
14	FRN Variable Rate Fix 17 October 2008
15	FRN Variable Rate Fix 17 October 2008
16	FRN Variable Rate Fix 17 October 2008
17	Partial Early Repurchase 21 October 2008
18	Publication of Final Terms 27 October 2008
19	Publication of Information Memorandum 27 October 2008
20	Full Early Repurchase 29 October 2008
21	FRN Variable Rate Fix 29 October 2008
22	FRN Variable Rate Fix 30 October 2008
23	Partial Early Repurchase 30 October 2008
24	Additional Listing 31 October 2008
25	Partial Repurchase 31 October 2008
26	Total Voting Rights 31 October 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 03, 2008
       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: November 03, 2008
                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1

Barclays PLC

Please be advised the following issue has been repurchased for USD 19,700,000 on
30/9/2008

Barclays - Series - 4731 - ISIN - XS0231622456 - Maturity Date - 14/10/2008 -
O/S Nominal USD 20,000,000

The outstanding balance will therefore be USD 300,000

Please amend your records accordingly.

Exhibit 2

Barclays PLC

Apologies, the below was sent in error.

Please amend your records accordingly.

Please be advised the following issue has been repurchased for USD 19,700,000 on
30/9/2008

Barclays - Series - 4731 - ISIN - XS0231622456 - Maturity Date - 14/10/2008 -
O/S Nominal USD 20,000,000

The outstanding balance will therefore be USD 300,000

Please amend your records accordingly.

Exhibit 3`

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Barclays PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	N o
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	N o
An event changing the breakdown of voting rights	Yes
Other (please specify):______________	No
3. Full name of person(s) subject to notification obligation:	China Development Bank Upper Chance Group Limited
4. Full name of shareholder(s) (if different from 3) :	Upper Chance Group Limited
5. Date of transaction (and date on which the threshold is crossed or reached if different):	3 0 September 200 8 (being the date that Barclays plc announced its Voting Rights and Capital for the month ending 3 0 September )
6. Date on which issuer notified:	1 October 2008
7. Threshold(s) that is/are crossed or reached:	Shareholding falling below 3% threshold

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	I ndirect	Direct	I ndirect
Barclays PLC Ordinary Shares (ISIN : GB0031348658)	24 8 , 872 , 808	24 8 , 872 , 808	24 8 , 872 , 808	24 8 , 872 , 808	-	2.97%	-

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A

Total (A+B)
Number of voting rights	Percentage of voting rights
24 8 , 872 , 808	2.97%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
China Development Bank Upper Chance Group Limited

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14 Contact name:	Lawrence Dickinson Company Secretary
15. Contact telephone name:	020 7116 8099

Exhibit 4

Publication of Prospectus

The following
base
prospectus
supplement
has been approved by the UK Listing Authority and is available for viewing:

Base
Prospectus
Supplement
dated
2

October
 200
8

for the
Barclays PLC and
Barclays Bank PLC £
3
0,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9920E_1-2008-10-2.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary

Wharf
London
  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the
 Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any
 Notes
issued or to be issued pursuant to the Prospectus
have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such
 Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 5

Barclays Bank PLC

                                                                           RATE FIX NOTICE

Issue Name:                           BARCLAYS BANK PLC Series 161
                                                 Issue of GBP 1,250,000,000 Floating Rate Notes Due 2010 Under the GBP
                                                 30,000,000,000 Debt Insurance Programme
ISIN Code:                              XS0308497014
Interest Rate:                          6.297500%
Base Rate:                             6.277500%
Interest Period:                      02-Oct-08 to 02-Jan-09
Day Count Method:               Actual/365L
Number of Days in Period:   92
Payment Date:                       02-Jan-09

Denomination:                        Coupon:
-----------------------------------     ------------------------------------------------------------------------
                            1,000.00     GBP 15.87

Exhibit 6

6 October 2008

Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a)

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust – Nominee Arrangement (the “Nominee”) notified Barclays PLC on 3 October 2008 that it had on 2 October 2008 exercised its discretion and allocated reinvested dividend shares in Barclays PLC for the following Director at a price of 344.3159p per share:

Director                         Shares allocated

   to Director

Mr RE Diamond Jr      53,581

The revised total beneficial shareholding for Mr RE Diamond Jr is 5,866,966 ordinary shares.

Exhibit 7

07 October 2008

BARCLAYS PLC

John Varley speaks at London investor conference

John Varley, Group Chief Executive of Barclays PLC, will today speak at the Merrill Lynch Banking & Insurance CEO Conference in London.

A copy of Mr Varley’s remarks, which contain no material new information, will be available for viewing from later today in the investor relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations                    Media Relations
Mark Merson                            Howell James
+44 (0) 20 7116 5752             +44 (0) 20 7116 6060
John McIvor                              Alistair Smith
+44 (0) 20 7116 2929             +44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs more than 150 ,000 people. Barclays moves, lends, invests and protects money for over 42 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com .

Exhibit 8

9 October 2008

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

Barclays PLC (the “Company”) was notified on 8 October 2008 by the Administrators of the Dividend Reinvestment Plan (the “Plan”) that on 1 October 2008 the following directors/Persons Discharging Managerial Responsibility (PDMRs) (or their connected persons) had received ordinary shares in the Company under the Plan for the half year ended 30 June 2008 at a price of 345.15p per share. The number of shares received, together with their total beneficial interests following the notification are as follows:

Director/PDMR	No. of shares received	Beneficial Shareholding
R J Broadbent	405	24,625
S J N Dawson	96	18,859
C G Lucas	2,402	76,002
S G Russell	114	30,338

On 9 October 2008 the following Director notified the Company that on 9 October 2008 he had purchased ordinary shares in the Company at a price of 265.00p per share as follows:

Director/PDMR	No. of shares received	Beneficial Shareholding
F Conti	15,000	30,482

Exhibit 9

Barclays PLC

Please be advised the following issue has been repurchased for GBP

20,000,000 on 09 Oct 08

Barclays - S128 - XS0269092796 - Maturity Date - 02 Oct 08 - O/S Nominal

- GBP 20,000,000

The outstanding balance will therefore be ZERO

Please amend your records accordingly.

Exhibit 10

Barclays PLC

Please be advised the following issue has been repurchased for USD

650,000 on 10 Oct 08

Barclays - 9181 - XS0302445837 - Maturity Date - 24 May 10 - O/S Nominal

- USD 2,110,000

The outstanding balance will therefore be USD 1,460,000

Please amend your records accordingly.

Exhibit 11

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 13-Oct-2008
Issue                                       Barclays Bank PLC - Series 64, Tranche 1
                                                EUR 50,000,000.00 Subordinated FRN Due 2019
ISIN Number                          XS0102643169
Common Code / 144A
ISIN
Issue Nomin EUR                 50,000,000.00
Period                                   15-Oct-2008 to 15-Apr-2009            Payment Date 15-Apr-2009
Number of Days                   182
Rate                                       5.867
Denomination EUR             100,000.00
Amount Payable per            2,966.09              Denomination

Bank of New York
Rate Fix Desk                                     Telephone        44 1202 689580
Corporate Trust Services                   Facsimile         44 1202 689601

Exhibit 12

14 October 2008

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1.     The Company was notified on 13 October 2008 by the Personal Equity Plan (PEP) / Individual Savings Account (ISA) Administrators that on 2 October 2008 the following Director or his connected persons) had received ordinary shares in the Company, following the reinvestment of the interim dividend for the half year ended 30 June 2008 at a price of 338.50p per share as follows:

Director	No. of shares received
Mr S G Russell	121

2.     The Company was notified on 13 October 2008 that on 1 October 2008 the following Director had received ordinary shares in the Company, following reinvestment of the interim dividend for the half year ended 30 June 2008 at a price of 345.15p per share as follows:

Director	No. of shares received
Mr M A P Agius	3,597

The revised total shareholding for each director following these transactions is as follows:

Director	Beneficial Holding	Non Beneficial Holding

Mr M A P Agius	113,148	-
Mr S G Russell	30,459	-

Exhibit 13

16 October 2008

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The trustee of the Barclays Group Sharepurchase Plan, an HM Revenue and Customs approved all employee share plan, informed the Company on 15 October 2008 that it had on 14 October 2008 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC, following the reinvestment of the interim dividend for the halfyear ended 30 June 2008, for the following Directors/Persons Discharging Managerial Responsibilities (PDMRs) at a price of 243.22p per share:

Director/PDMR	No. of shares received
C G Lucas	36
F F Seegers	53
J S Varley	130

The revised total shareholding for each director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
C G Lucas	76,038	-
F F Seegers	898,747	-
J S Varley	593,266	-

Exhibit 14

Barclays Bank PLC

Re:  BARCLAYS BANK PLC.
        GBP 1000000000
        MATURING: 16-Jun-2011
        ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Oct-2008 TO 17-Nov-2008 HAS BEEN FIXED AT 6.453750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Nov-2008 WILL AMOUNT TO:
GBP 282.9 PER GBP 50000 DENOMINATION

Exhibit 15

Barclays Bank PLC

Re:  BARCLAYS BANK PLC.
        GBP 1000000000
        MATURING: 16-Dec-2011
        ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Oct-2008 TO 17-Nov-2008 HAS BEEN FIXED AT 6.503750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Nov-2008 WILL AMOUNT TO:
GBP 285.1 PER GBP 50000 DENOMINATION

Exhibit 16

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 16-Oct-2008
Issue                                     Barclays Bank PLC - Series 157
                                              EUR 1,250,000,000.00 Callable Subordinated FRN Due 2016
ISIN Number                        XS0240949791
Common Code / 144A
ISIN
Issue Nomin EUR               1,250,000,000.00
Period                                  20-Oct-2008 to 20-Jan-2009            Payment Date 20-Jan-2009
Number of Days                  92
Rate                                      5.265
Denomination EUR             50,000.00
Amount Payable per           672.75
Denomination

Bank of New York
Rate Fix Desk                                     Telephone         44 1202 689580
Corporate Trust Services                   Facsimile          44 1202 689601

Exhibit 17

Barclays PLC

Please be advised the following issue has been repurchased for EUR

2,500,000 on 21 Oct 08

Barclays - 8851 - XS0297094244 - Maturity Date - 23 Oct 08 - O/S Nominal

- EUR 5,000,000

The outstanding balance will therefore be EUR 2,500,000

Please amend your records accordingly.

Exhibit 18

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC ’s issue of EUR 3,000,000,000 4.25 per cent. Fixed Rate Guaranteed Notes due 2011 under the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7803G_1-2008-10-27.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated 20 October 2008 for the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme ) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 19

Publication of
Information Memorandum

The following
information memorandum
 is available for viewing:

Information Memorandum

dated
20 October
 200
8

for the
Barclays PLC and
Barclays Bank PLC £
3
0,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7800G_1-2008-10-27.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary

Wharf
London
  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Information Memorandum
 may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Information Memorandum
) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Information Memorandum
 is not addressed. Prior to relying on the information contained in the

Information Memorandum

you must ascertain from the
Information Memorandum
 whether or not you are part of the intended addressees of the information contained therein.

Any
 Notes
issued or to be issued pursuant to the
Information Memorandum

have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such
 Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 20

Please be advised the following issue will be called due to early reedemption on 10 Nov 2008
Barclays Bank Plc.- Series 11073 - ISIN XS0329217870 - Maturity Date 09 Nov 2017 - O/S Nominal EUR 3,662,000
The outstanding balance will therefore be zero.
Please amend your records accordingly.

Exhibit 21

As Agent Bank, please be advised of the following rate determined            on: 29-Oct-2008
Issue                                           Barclays Bank Plc - Series 3
                                                    GBP 200,000,000.00 Undated Floating Rate Primary Capital Notes FRN          Due
ISIN Number                              XS0015014615
Common Code / 144A ISIN
Issue Nomin GBP                     200,000,000.00
Period                                        31-Oct-2008 to 28-Nov-2008                             Payment Date 28-Nov-2008
Number of Days                       28
Rate                                           6.575
Denomination GBP                  250,000.00

Amount Payable per                1,257.51                   Denomination

Bank of New York
Rate Fix Desk                                               Telephone                  44 1202 689580
Corporate Trust Services                            Facsimile                   44 1202 689601

Exhibit 22

As Agent Bank, please be advised of the following rate determined            on: 29-Oct-2008
Issue                                             Barclays Bank Plc - Series 3
                                                      GBP 200,000,000.00 Undated Floating Rate Primary Capital Notes FRN            Due
ISIN Number                                XS0015014615
Common Code / 144A ISIN
Issue Nomin GBP                      200,000,000.00
Period                                         31-Oct-2008 to 30-Jan-2009                             Payment Date 30-Jan-2009
Number of Days                         91
Rate                                             6.575
Denomination GBP                   250,000.00

Amount Payable per                  4,098.12
Denomination

Bank of New York
Rate Fix Desk                                            Telephone                 44 1202 689580
Corporate Trust Services                          Facsimile
44 1202 689601

Exhibit 23

Please be advised the following issue has been repurchased for EUR  65,000.00 on 30 Oct 08
Barclays-SN12659-XS0361961492-Maturity Date 30 May 11 - O/S Nominal EUR 20,018,000.00
The outstanding balance will therefore be EUR 19,953,000.00
Please amend your records accordingly.

Exhibit 24

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 13,000,000 Ordinary shares of 25p each under the Barclays SAYE Share Option Scheme, to trade on The London Stock Exchange and to be admitted to The Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exhibit 25

DATED: 31 October 2008

STOCK EXCHANGE ANNOUNCEMENT

BARCLAYS BANK PLC  (the "Company")

(Incorporated with limited liability in England)

EUR28,050,000 Principal Amount Zero Coupon Index-Linked Notes due 2012, Series 2007-CK (the "Notes")

FOR IMMEDIATE RELEASE - 31 October 2008

RE: Partial Repurchases

The Company would like to announce the following repurchases in accordance with Condition 7(e) of the Notes:

ISIN: XS0326034591

Date: 10 October 2008

Notional amount repurchased and cancelled: EUR1,250,000

Date: 31 October 2008

Notional amount repurchased and cancelled: EUR4,450,000

The total notional amount repurchased and cancelled by the Company as a result of the repurchases described above effective as of 31 October 2008: EUR 5,700,000

The new issue size following the repurchases described above will be: EUR19,100, 000

Contact details

Name:                     J&E Davy

Attention:                  Niamh Moran

Telephone No:          +353 (1) 614 8933

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

Exhibit 26

31 October 2008

Barclays PLC – Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC’s issued share capital consists of 8,370,447,337 ordinary shares with voting rights as at 30 October 2008. There are no ordinary shares held in Treasury.

The above figure ( 8,370,44 7,337 ) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA’s Disclosure and Transparency Rules.